UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Provectus Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74373F100

(CUSIP Number)

with copies to:

Peter R. Culpepper P.O. Box 32429 Knoxville, TN 37930 (865) 604-0657	David W. Bernstein, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 813-8808

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 74373F100

1	Name of Reporting Persons Peter R. Culpepper
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,474,998
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,474,998
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,474,998
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Amendment No. 3 to a Statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.001 per share (“Common Stock”), of Provectus Biopharmaceuticals, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is: 7327 Oak Ridge Highway, Suite A, Knoxville, Tennessee 37931. This is the final amendment to this Statement and constitutes an “exit filing” for the Reporting Person.

Item 4.	Purpose of Transaction

Item 4 of this Statement is amended so that, as amended, it states the following:

Culpepper has become a member of a “group,” for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Group”), which filed a Schedule 13D with the Securities and Exchange Commission on March 30, 2017. Going forward, information about Culpepper will be included in filings made on behalf of the Group. This Statement constitutes an exit filing because Culpepper is not required to make individual filings.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2017	By:	/s/ Peter R. Culpepper
Peter R. Culpepper